Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc capital increase in connection with delivery of one 2015-built MR vessel and one 2010-built LR2 vessel

With reference to Company Announcement no. 22 dated 09 November 2023 where TORM plc (“TORM") announced the acquisition of eight LR2 product tanker vessels, TORM plc has increased its share capital by 652,768 A-shares (corresponding to USD 6,527.68) as a result of the delivery of the first of the eight LR2 vessels.

With reference to Company Announcement no. 23 dated 09 November 2023 regarding plc’s Q3 2023 results where TORM announced the acquisition of four MR product tanker vessels, TORM plc (“TORM”) has increased its share capital by 660,714 A-shares (corresponding to USD 6,607.14) as a result of the delivery of the third of the four MR vessels. In total TORM has increased its share capital by 1,313,482 shares (corresponding to USD 13,134.82) in relation to the two vessels mentioned above.

The capital increase is carried out without any pre-emption rights for existing shareholders or others. For the LR2 vessel the new shares relate to the settlement of a USD 19.1m allocated loan note issued in connection with the vessel delivery and correspond to USD 29.26 per A-share with a nominal value of USD 0.01 each.

For the MR vessel the new shares relate to the settlement of a USD 18.5m allocated loan note issued in connection with the vessel delivery and correspond to USD 28.00 per A-share with a nominal value of USD 0.01 each.

All of the issued shares will be subject to a lock-up for a period of 40 days commencing on the date such shares are issued (the “Lock-up Period”); provided that during the Lock-up Period, the newly issued shares may be resold outside of the United States in transactions pursuant to and in compliance with Regulation S of the Securities Act of 1933, including on Nasdaq Copenhagen, but may not be resold in the United States.

The new shares (i) are ordinary shares without any special rights and are negotiable instruments, (ii) give right to dividends and other rights in relation to TORM as of the date of issuance and (iii) are expected to be admitted to trading and official listing on Nasdaq Copenhagen on 09 January 2024.

After the capital increase related to both vessels, TORM’s share capital amounts to USD 875,391.68 divided into 87,539,166 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 87,539,166 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.

Contact
Christopher Everard, General Manager
Tel.: +44 (0) 7920 494 853

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting TORM. They are not historical facts, nor are they guarantees of future performance.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 1 05 January 2024	PAGE 1 / 2

COMPANY ANNOUNCEMENT

Where TORM expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including “trade wars” and the ongoing conflict between Russia and Ukraine, developments in the Middle East, including the armed conflict in Israel and the Gaza Strip and the conflict in the Red Sea, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

Except to the extent required by applicable law or regulation, TORM undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and TORM disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 1 05 January 2024	PAGE 2 / 2